UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               Fila Holding S.p.A.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                        RCS MediaGroup S.p.A., as Offeror
       (formerly known as "Holding di Partecipazioni Industriali S.p.A.")
--------------------------------------------------------------------------------
                            (Names of Filing Persons
            (Identifying Status as Offeror, Issuer or Other Person))

                               Ordinary Shares(1)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   316850 30 4
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Giorgio Cogliati
                              RCS MediaGroup S.p.A.
                              Via Angelo Rizzoli 2
                               20132 Milan, Italy
                                (011) 3902-258-41
--------------------------------------------------------------------------------
            (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            Calculation of Filing Fee

      --------------------------------------------------------------------
           Transaction valuation*               Amount of filing fee*
           ----------------------               ---------------------
                 $9,630,579                            $779.12
      --------------------------------------------------------------------

* In accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #11, issued by the Commission and effective as of February 25, 2003, the filing fee is $80.90 per $1,000,000 of the aggregate offering amount (or .0000809 of the aggregate transaction valuation). The amount of the filing fee assumes the purchase of 8,598,731 American Depositary Shares ("ADSs") representing Ordinary Shares of Fila Holding S.p.A. ("Fila") for a purchase price per ADS of $1.12 in cash.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

----------
(1) In the form of American Depositary Shares representing Ordinary Shares of the Issuer.

Amount Previously Paid: Not Applicable              Filing Party: Not Applicable

Form or Registration No.: Not Applicable            Date Filed: Not Applicable

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   third-party tender offer subject to Rule 14d-1.

|_|   issuer tender offer subject to Rule 13e-4.

|X|   going-private transaction subject to Rule 13e-3.

|_|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|


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

            This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by RCS MediaGroup, S.p.A., an Italian stock corporation ("RCS"). This Schedule TO relates to the Offer by RCS to purchase all of the outstanding American Depositary Shares ("Fila ADSs") representing ordinary shares, par value
(euro)1.00 per share, of Fila Holding S.p.A. (the "Fila Shares") for $1.12 in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 28, 2003 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1) and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (the "Letter of Transmittal" which, together with the Offer to Purchase and any supplements and amendments thereto, collectively constitute the "Offer").

            The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

            The information set forth in the Offer to Purchase and the Letter of Transmittal is expressly incorporated herein by reference in response to all the items of this Schedule TO, including without limitation, all of the information required by Schedule 13e-3 that is not included in or covered by the items in Schedule TO.

Item 1. Summary Term Sheet.

            The information set forth in the Offer to Purchase under the title "SUMMARY OF THE OFFER" is incorporated herein by reference.

Item 2. Subject Company Information.

            (a) Name and Address. Fila is an Italian stock corporation with its principal offices located at Viale Cesare Battisti 26, Biella, Italy. Fila's telephone number is (011) 3901-535-061.

            (b) Securities. As of March 1, 2003 Fila had 96,511,312 issued and outstanding Fila Shares, including 8,598,731 Fila Shares represented by Fila ADSs.

            (c) Trading Market and Price. The information set forth in the Offer to Purchase under the title "THE TENDER OFFER - 5. PRICE RANGE OF FILA ADSs; DIVIDENDS" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

            (a) Name and Address. RCS is an Italian stock corporation with its principal office located at Via Angelo Rizzoli 2, 20132 Milan, Italy. Its telephone number is (011) 3902-258-41. The information set forth in the Offer to Purchase under the titles "THE TENDER OFFER - 7. CERTAIN INFORMATION CONCERNING RCS" and Schedule I of the Offer to Purchase is incorporated herein by reference.


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

Item 4. Terms of the Transaction.

            (a) Material Terms. The information set forth in the Offer to Purchase under the titles "SUMMARY OF THE OFFER," "IMPORTANT," "INTRODUCTION," "THE TENDER OFFER - 1. TERMS OF THE OFFER, 2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR FILA ADSs, 3. PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING FILA ADSs, and 4. WITHDRAWAL RIGHTS," and "SPECIAL FACTORS - 6. PURPOSE OF THE OFFER; PLANS FOR FILA, 7. CERTAIN EFFECTS OF THE OFFER,
                  8. CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES and
                  9. CERTAIN ITALIAN TAX CONSEQUENCES" is incorporated herein by reference.

            (b) Purchases. The information set forth in the Offer to Purchase under the title "THE TENDER OFFER - 10. CERTAIN ARRANGEMENTS" is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

            (e) Agreements Involving the Subject Company's Securities. The information set forth in the Offer to Purchase under the title "THE TENDER OFFER - 9. BACKGROUND OF THE OFFER; PAST CONTACTS OR NEGOTIATIONS WITH FILA" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

            The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 6. PURPOSE OF THE OFFER; PLANS FOR FILA and 7. CERTAIN EFFECTS OF THE OFFER" is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

            (a) Source of Funds. The information set forth in the Offer to Purchase under the titles "SUMMARY OF THE OFFER" and "THE TENDER OFFER - 8. SOURCE AND AMOUNT OF FUNDS" is incorporated herein by reference.

            (b)   Conditions. None.

            (d)   Borrowed Funds. None.

Item 8. Interest in Securities of the Subject Company.

            (a) Securities Ownership. The information set forth in the Offer to Purchase under the title "THE TENDER OFFER - 7. CERTAIN INFORMATION CONCERNING RCS" is incorporated herein by reference.


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

            (b) Securities Transactions. The information set forth in the Offer to Purchase under the title "THE TENDER OFFER - 7. CERTAIN INFORMATION CONCERNING RCS" is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

            (a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the titles "Introduction" and "SPECIAL FACTORS - 3. OPINION OF FINANCIAL ADVISOR TO THE FILA BOARD and 5. OPINION OF FINANCIAL ADVISOR TO THE RCS BOARD" is incorporated herein by reference.

Item 10. Financial Statements.

            The information set forth in the Offer to Purchase under the title "THE TENDER OFFER - 6. CERTAIN INFORMATION CONCERNING FILA" is incorporated herein by reference.

Item 11. Additional Information.

            (a) Agreements, Regulatory Requirements and Legal Procedures. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 7. CERTAIN EFFECTS OF THE OFFER", and "THE TENDER OFFER - 12. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS" is incorporated herein by reference.

            (b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

            (a)(1)  Offer to Purchase, dated July 28, 2003.

            (a)(2)  Letter of Transmittal.

            (a)(3)  Notice of Guaranteed Delivery.

            (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

            (a)(5) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

            (a)(6)  Summary Advertisement.

            (a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.


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

            (a)(8) Text of press release issued by RCS, dated July 28, 2003, announcing the commencement of the Offer.

            (a)(9)  Text of press release issued by Fila, dated July 28, 2003.

            (a)(10) Draft Pro Forma Balance Sheet of Fila Holding S.p.A., dated as of June 10, 2003.

            (a)(11) Solicitation/Recommendation Statement on Form 14D-9 filed by
                    Fila Holding S.p.A.

            (b)     None.

            (c)(1) Opinion of UBS Corporate Finance Italia S.p.A. to the Board of Directors of Fila Holding S.p.A., dated June 23, 2003.

            (c)(2) English translation of the presentation materials of UBS Corporate Finance Italia S. p. A., dated June 23, 2003.

            (c)(3) Opinion of Merrill Lynch International to the Board of Directors of RCS MediaGroup S.p.A., dated March 7, 2003.

            (d)     None.

            (e)     Not applicable.

            (f)     Not applicable.

            (g)     None.

            (h)     None.

Item 13. Information Required by Schedule 13E-3.

            Schedule 13E-3, Item 2. Subject Company Information.

            (d) Dividends. The information set forth in the Offer to Purchase under the title "THE TENDER OFFER - 5. PRICE RANGE OF FILA ADSs; DIVIDENDS" is incorporated herein by reference.

            (e)   Prior Public Offerings. Not applicable.

            (f) Prior Stock Purchases. The information set forth in the offer to Purchase under the titles "THE TENDER OFFER - 5. PRICE RANGE OF FILA ADSs; DIVIDENDS, 7. CERTAIN INFORMATION CONCERNING RCS, and 9. BACKGROUND OF THE OFFER; PAST CONTACTS OR NEGOTIATIONS WITH FILA" is incorporated herein by reference.


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

            Schedule 13E-3, Item 3. Identity and Background of Filing Person.

            (b) Business and Background of Entities. The information set forth in the Offer to Purchase under the title "THE TENDER OFFER -
                  7. CERTAIN INFORMATION CONCERNING RCS" is incorporated herein by reference. During the last 5 years, RCS (i) has not been convicted in a criminal proceeding or (ii) was not a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the persons from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

            (c) Business and Background of Natural Persons. The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference. To the best knowledge of RCS, none of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of such laws. Unless otherwise noted, the persons listed on Schedule I to the Offer to Purchase are citizens of Italy.

            Schedule 13E-3, Item 4. Terms of the Transaction.

            (c)   Different Terms. Not applicable.

            (d) Appraisal Rights. The information set forth in the Offer to Purchase under the title "THE TENDER OFFER - 13. DISSENTER'S RIGHTS; APPRAISAL RIGHTS." is incorporated herein by reference.

            (e)   Provisions for Unaffected Security Holders. None.

            (f)   Eligibility for Listing or Trading. Not applicable.

            Schedule 13E-3, Item 5. Past Contacts, Transactions, Negotiations
                                    and Agreements.

            (a) Transactions. The information set forth in the Offer to Purchase under the titles "THE TENDER OFFER - 7. CERTAIN INFORMATION CONCERNING RCS, and 9. BACKGROUND OF THE OFFER; PAST CONTACTS OR NEGOTIATIONS WITH FILA" is incorporated herein by reference.

            (b) Significant Corporate Events. The information set forth in the Offer to Purchase under the titles "THE TENDER OFFER - 7. CERTAIN INFORMATION CONCERNING RCS, and 9. BACKGROUND OF THE OFFER; PAST CONTACTS OR NEGOTIATIONS WITH FILA" is incorporated herein by reference.


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

            (c) Negotiations or Contacts. The information set forth in the Offer to Purchase under the titles "THE TENDER OFFER - 7. CERTAIN INFORMATION CONCERNING RCS, and 9. BACKGROUND OF THE OFFER; PAST CONTACTS OR NEGOTIATIONS WITH FILA" is incorporated herein by reference.

            Schedule 13E-3 Item 6. Purpose of the Transaction and Plans or
                                   Proposals.

            (b) Use of Securities. The information set forth in the Offer to Purchase under the title "SPECIAL FACTORS -- 6. PURPOSE OF THE OFFER; PLANS FOR FILA" is incorporated herein by reference.

            (c) Plans. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 6. PURPOSE OF THE OFFER; PLANS OR FILA, and 7. CERTAIN EFFECTS OF THE OFFER" is incorporated herein by reference.

            Schedule 13E-3, Item 7. Purposes, Alternatives, Reasons and Effects
                                    in A Going-Private Transaction.

            (a) Purposes. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS -- 6. PURPOSE OF THE OFFER; PLANS FOR FILA, and 7. CERTAIN EFFECTS OF THE OFFER" is incorporated herein by reference.

            (b)   Alternatives. None.

            (c) Reasons. The information set forth in the Offer to Purchase under the title "SPECIAL FACTORS - 6. PURPOSE OF THE OFFER; PLANS FOR FILA" is incorporated herein by reference.

            (d) Effects. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS -- 7. CERTAIN EFFECTS OF THE OFFER, 8. CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES, and 9. CERTAIN ITALIAN TAX CONSEQUENCES" is incorporated herein by reference.

            Schedule 13E-3, Item 8. Fairness of the Going-Private Transaction.

            (a) Fairness. The information set forth in the Offer to Purchase under the titles "INTRODUCTION" and "SPECIAL FACTORS - 1. RECOMMENDATION OF THE FILA BOARD, 2. POSITION OF THE FILA BOARD REGARDING FAIRNESS OF THE OFFER, 3. OPINION OF FINANCIAL ADVISOR TO THE FILA BOARD, 4. POSITION OF RCS REGARDING FAIRNESS OF THE OFFER, 5. OPINION OF FINANCIAL ADVISOR TO THE RCS BOARD" is incorporated herein by reference.


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

            (b) Factors Considered in Determining Fairness. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 4. POSITION OF RCS REGARDING FAIRNESS OF THE OFFER, and 6. PURPOSE OF THE OFFER; PLANS FOR FILA" is incorporated herein by reference.

            (c)   Approval of Security Holders. None.

            (d) Unaffiliated Representative. No unaffiliated representative has been employed to act on behalf of unaffiliated security holders.

            (e) Approval of Directors. The information set forth in the Offer to Purchase under the titles "INTRODUCTION" and "SPECIAL FACTORS - 2. POSITION OF THE FILA BOARD REGARDING FAIRNESS OF THE OFFER" is incorporated herein by reference.

            (f)   Other Offers. None.

            Schedule 13E-3, Item 9. Reports, Opinions, Appraisals and
                                    Negotiations.

            (a) Report, Opinion or Appraisal. The information set forth in the Offer to Purchase under the titles "INTRODUCTION" and "SPECIAL FACTORS - 3. OPINION OF FINANCIAL ADVISOR TO THE FILA BOARD, and 5. OPINION OF FINANCIAL ADVISOR TO THE RCS BOARD" is incorporated herein by reference.

            (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Offer to Purchase under the titles "INTRODUCTION" and "SPECIAL FACTORS - 3. OPINION OF FINANCIAL ADVISOR TO THE FILA BOARD, and 5. OPINION OF FINANCIAL ADVISOR TO THE RCS BOARD" is incorporated herein by reference.

            (c) Availability of Documents. The information set forth in the Offer to Purchase under the titles "INTRODUCTION" and "SPECIAL FACTORS - 3. OPINION OF FINANCIAL ADVISOR TO THE FILA BOARD OF DIRECTORS and 5. OPINION OF FINANCIAL ADVISOR TO THE RCS BOARD OF DIRECTORS " is incorporated herein by reference.


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

            Schedule 13E-3, Item 10. Source and Amount of Funds or Other
                                     Consideration.

            (c) Expenses. The information set forth in the Offer to Purchase under the title "THE TENDER OFFER - 14. Fees and Expenses" is incorporated herein by reference.

            Schedule 13E-3, Item 12. The Solicitation or Recommendation.

            (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Offer to Purchase under the title "THE TENDER OFFER - 10. CERTAIN ARRANGEMENTS" is incorporated herein by reference.

            (e)   Recommendations of Others. None.

            Schedule 13E-3, Item 13. Financial Statements.

            (a) Financial Information. The information set forth in the Offer to Purchase under the title "THE TENDER OFFER - 6. CERTAIN INFORMATION CONCERNING FILA" is incorporated herein by reference.

            (b)   Pro Forma Information. Not applicable.

            Schedule 13E-3, Item 14. Persons/Assets, Retained, Employed,
                                     Compensated or Used.

            (b)   Employees and Corporate Assets. None.

            Schedule 13E-3, Item 15. Additional Information.

            (b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.


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

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2003

                                                 RCS MEDIAGROUP S.p.A.


                                                 /s/ Maurizio Romiti
                                                 -------------------------------
                                                 Name:  Maurizio Romiti
                                                 Title: CEO and General Manager


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

                                    EXHIBITS

(a)(1)   Offer to Purchase, dated July 28, 2003.

(a)(2)   Letter of Transmittal.

(a)(3)   Notice of Guaranteed Delivery.

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(6)   Summary Advertisement.

(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(8) Text of press release issued by RCS, dated July 28, 2003, announcing the commencement of the Offer.

(a)(9)   Text of press release issued by Fila, dated July 28, 2003.

(a)(10) Draft Pro Forma Balance Sheet of Fila Holding S.p.A., dated as of June 10, 2003.

(a)(11) Solicitation/Recommendation Statement on Form 14D-9 filed by Fila Holding S.p.A.

(b)      None.

(c)(1) Opinion of UBS Corporate Finance Italia S.p.A. to the Board of Directors of Fila Holding S.p.A., dated June 23, 2003.

(c)(2) English translation of the presentation materials of UBS Corporate Finance Italia S.p.A., dated June 23, 2003.

(c)(3) Opinion of Merrill Lynch International to the Board of Directors of RCS MediaGroup S.p.A., dated March 7, 2003.

(d)      None.

(e)      Not applicable.

(f)      Not applicable.

(g)      None.

(h)      None.


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